FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Translation of letter to the Buenos Aires Stock Exchange dated June 18, 2012
2	Translation of letter to the Buenos Aires Stock Exchange dated June 18, 2012

Item 1

TRANSLATION

Autonomous City of Buenos Aires, June 18, 2012

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: Relevant Fact. Changes in the
Senior Management Structure
of YPF S.A.

Dear Sirs:

The purpose of this letter is to comply with the requirements of the current regulations and inform you of the changes that occurred in the Senior Management Structure of YPF S.A. (the “Company”).

 I hereby inform you that the Board of Directors of the Company, at its meeting held on June 15, 2012, appointed Messrs: Rodrigo Cuesta as General Counsel, Nicolás Arceo as Director of Administration and Finance, Fernando Giliberti as Director of Strategic Planning and Business Development, Sergio Affronti as Director of Shared Services, Eugenio Sellán as Director of Safety, Health and Environment, Carlos Colo as Director of Exploration, Juan Martín Gandolfo as Director of Exploitation and Gerardo Doria as Director of Upstream Services.

Yours faithfully,

Gabriel E. Abalos
Market relations officer
YPF S.A.

Item 2

TRANSLATION

Autonomous City of Buenos Aires, June 18, 2012

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: General Ordinary Shareholders'
Meeting of YPF S.A.

Dear Sirs:

    The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

I hereby inform you that the Board of Directors of the Company, at its meeting held on June 15, 2012, decided to cancel the suspension of the General Ordinary Shareholders' Meeting decided by the Intervention body of YPF S.A. in accordance with the powers granted by decree of necessity and urgency No. 530/2012 and to call a General Ordinary Shareholders’ Meeting to be held on July 17, 2012 at 11:00 a.m. at the Company’s offices.

Yours faithfully,

Gabriel E. Abalos
Market relations officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: June 18, 2012	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer